Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262281

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated May 20, 2022)

ads-tec energy PLC

43,937,083 ORDINARY SHARES

11,662,486 ORDINARY SHARES Issuable upon Exercise of Warrants

11,662,486 WARRANTS

This prospectus supplement amends and supplements the prospectus dated May 20, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-262281), that relates to the issuance by us of an aggregate of up to 11,662,486 of our ordinary shares, nominal value $0.0001 per share (“Ordinary Shares”), (b) the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (collectively, the “Selling Securityholders”) of up to 55,599,569 of our Ordinary Shares, (c) up to 7,187,486 Public Warrants, (d) up to 4,375,000 Private Warrants, and (e) up to 100,000 Lender Warrants (as defined in the Prospectus).

Our Ordinary Shares and Public Warrants (as defined in the Prospectus) are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “ADSE” and “ADSEW”, respectively. On October 10, 2022, the closing sale price as reported on Nasdaq of our Ordinary Shares was $6.10 per share and of our Public Warrants was $0.92 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 11, 2022.

EXPLANATORY NOTE

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

October 11, 2022

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On October 11, 2022 ADS-TEC ENERGY PLC (the “Company”) issued a press release entitled “ADS-TEC Energy Updates FY 2022 Revenue Guidance,” in which the Company updated its financial and operational forecast published on September 12, 2022, a copy of which is furnished as Exhibit 99.1 hereto.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 11, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 11, 2022	ads-tec Energy PLC

	By:	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Chief Financial Officer

2

Exhibit 99.1

Press Release

ADS-TEC Energy Updates FY 2022 Guidance

•	ADS-TEC Energy is faced with unexpected delays caused by global manufacturing and supply chain issues and expects substantial sales revenue forecasted for FY 2022 pushed out to FY 2023.
•	Revenue continues to increase for FY 2022 compared to FY 2021.

•	ADS-TEC Energy continues to see strong global demand in its order book and confirms the previously announced increase of the order volume to more than EUR 175 million year to date.

NÜRTINGEN, Germany, October 11, 2022, ADS -TEC Energy (NASDAQ: ADSE) today announced that the company still confirms the significant increase of the order volume for its products in the 2022 financial year as previously announced in the last publication of its financial forecast on September 12, 2022. The orders primarily concern the battery-buffered ultra-fast charging systems from ADS-TEC Energy, but also stationary storage systems for commercial and industrial applications.

Despite revenue continuing to increase for FY 2022 compared to FY 2021, the planned production volumes cannot be fully assembled at ADS-TEC due to unexpected supply chain issues experienced by electronic components and manufacturing businesses globally. This production delay will shift significant revenue previously expected in FY 2022 into FY 2023. Importantly, the company expects this revenue to, in fact, be realized in 2023.

“We are very disappointed that, after all our efforts, we will not be able to achieve the planned sales forecast due to a lack of purchased parts and external bottlenecks. This is despite having sufficient internal production capacity available at our plant and successfully securing difficult components such as battery cells. This is particularly frustrating now because orders on hand and market developments continue to show that we are on the right track. The good thing is that it is only a postponement to 2023. We will deliver as soon as the missing material is available,” said Thomas Speidel, CEO, ADS-TEC Energy.

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information on www.adstec-energy.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our expectations with respect to future performance and the anticipated timing of certain commercial activities, such as the Company’s ability to secure critical materials for production and anticipated timing for recognition of revenue from new orders and increase production volume and the Company’s expectation that revenue previously expected in FY 2022 will be realized in FY 2023. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022, which is available on our website at https://adstec-energy.com/inve... and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Media Contacts:

Media – Europe –

D. Müller

SVP Product Marketing & Communication

ADS-TEC Energy

press@ads-tec-energy.de

ADS-TEC Energy Investor Relations –

Cary Segall

ADS-TEC Energy

c.segall@ads-tec-energy.com

+1 845-224-8180

Financial Media – United States:

Scott Gamm

Strategy Voice Associates

scott@strategyvoiceassociates.com

3